IMC Holdings, Inc.

12121 Jones Road

Houston, TX 77070

June 23, 2015

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0406

Re:	IMC Holdings, Inc. Withdrawal of Registration Statement on Form 10-12G Filed April 28, 2015 File No. 000-55433

Dear Ms. Jacobs:

On behalf of IMC Holdings, Inc., a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933 (the “Securities Act”), that the Registration Statement on Form 10-12G together with all exhibits and amendments thereto (File No. 000-55433), as initially filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2015 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of the inability of the Company to complete the responses to the Commissions comments in a timely manner prior to the automatic effectiveness of the Registration Statement. We expect to refile a Form 10-12G in the near future which addresses the comments in your letter dated May 22, 2015.

Accordingly, we request the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to our legal counsel, Robert J. Huston III, Esq., via e-mail at bob_huston@yahoo.com.

If you have any questions, please do not hesitate to contact Robert J. Huston III, Esq. by telephone at 949-230-0259.

Sincerely,

/s/ Robert Zayas, M.D.

Robert Zayas, M.D., President

cc: Robert J. Huston, III, Esq.